

07003889

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SECURITIE... ...ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road, Suite B375
(No. and Street)

Lexington	Kentucky	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley S. Kerrick (859) 224-7073
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Potter, LLP
(Name — if individual, state last, first, middle name)

301 East Main Street, Suite 1100	Lexington	Kentucky	40507
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- x Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Stanley S. Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Stanley S. Kerrick
Signature

President
Title

Angela H Baldwin
Notary Public

Comm Exp. 3/14/11

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- — (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- — (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- — (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- — (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- — (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- — (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- — (m) A copy of the SIPC Supplemental Report.
- — (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
186
SECTION

LEXINGTON INVESTMENT COMPANY, INC.
AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

December 31, 2006

Moore Stephens Potter, LLP
301 East Main Street, Suite 1100
Lexington, Kentucky 40507
(859) 253-1100

Lead Auditor: David R. O'Bryan
Federal Identification Number: 61-0478969

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONTENTS


MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated statement of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with *Government Auditing Standards*, we have also issued our report dated February 12, 2007 on our consideration of Lexington Investment Mortgage Company, LLC's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* and should be read in conjunction with this report in considering the results of our audit.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 12, 2007

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 244,631
Deposits with clearing organization and others	129,023
Receivable from clearing organization	183,904
Receivables from non-customers	26,202
Other receivables	82,800
Securities owned	18,781
Prepaid expenses	41,010
Furniture and equipment, net	28,111
Deferred tax asset	5,000
Total assets	$ 759,462

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables and accrued expenses	$ 91,119
Commissions payable	161,888
Payable to clearing organization	18,781
Income taxes payable	43,533
Other liability	80,000
Total liabilities	395,321
Minority interest in consolidated subsidiary	2,904
Stockholders' equity:	
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding	180,000
Retained earnings	181,237
Total stockholders' equity	361,237
Total liabilities and stockholders' equity	$ 759,462

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 2,324,318
Net dealer inventory and investment gains	367,308
Commissions from loan closings and other fees	237,852
Interest and dividends	65,956
Total revenues	2,995,434
Operating expenses:	
Employee compensation and benefits	1,158,947
Officer compensation and benefits	864,751
Broker clearing charges	316,903
Communications and data processing	119,586
Occupancy	112,380
Retirement benefits expense	50,000
Other operating expenses	241,824
Total operating expenses	2,864,391
Income from operations before income taxes	131,043
Income tax expense	(54,918)
Income before minority interest	76,125
Minority interest in subsidiary's net loss	498
Net income	$ 76,623

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2006	849	$ 193,250	$ 176,724	$ 369,974
Net income			76,623	76,623
Dividends paid			(59,925)	(59,925)
Repurchase of common shares	(50)	(13,250)	(12,185)	(25,435)
Balance at December 31, 2006	799	$ 180,000	$ 181,237	$ 361,237

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 76,623
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	11,455
Minority interest in subsidiary's net loss	(498)
(Increase) decrease in operating assets:	
Deposits with clearing organization and others	(102,904)
Receivable from clearing organization	(86,257)
Receivables from non-customers	20,338
Other receivables	(82,800)
Prepaid expenses	(34,440)
Increase (decrease) in operating liabilities:	
Payables and accrued expenses	(5,676)
Commissions payable	41,099
Income taxes payable	32,737
Other liability	80,000
Net cash used in operating activities	(50,323)
Cash flows from investing activities:	
Proceeds from securities owned	225,000
Purchases of securities owned	(127,075)
Purchases of furniture and equipment	(3,334)
Net cash provided by investing activities	94,591
Cash flows from financing activities:	
Dividends paid	(59,925)
Repurchase of common shares	(25,435)
Net cash used in financing activities	(85,360)

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
For the Year Ended December 31, 2006

Change in cash and cash equivalents	(41,092)
Cash and cash equivalents, beginning of year	285,723
Cash and cash equivalents, end of year	$ 244,631
Supplemental disclosure of cash flow information:	
Cash payments for income taxes	$ 21,987

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Business and Principles of Consolidation:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements include the accounts of Lexington Investment Company, Inc. and its ninety percent (90%) owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. Lexington Investment Mortgage Company, LLC is licensed by the Kentucky Department of Financial Institutions and is an approved Department of Housing and Urban Development loan correspondent mortgagee.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Pursuant to the operating agreement, the Members shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyond their capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the Members.

Basis of Accounting:

The consolidated financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For purposes of the consolidated statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Receivables from Non-customers:

Receivables from non-customers consist of amounts due from various employees. These receivables are carried at unpaid principal balances. No reserve for uncollectible non-customer receivables has been provided. Currently none of these balances are in default.

Securities Owned:

Securities transactions are recorded on a trade date basis. Securities owned are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets:

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense totals $11,455 for the year ended December 31, 2006.

Stock Options:

The Company has elected to comply with the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "*Accounting for Stock Based Compensation,*" for the options to purchase shares of Lexington Investment Company, Inc.'s common stock granted during 2004 (prior to the December 15, 2005 effective date of Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions:

Lexington Investment Company, Inc.'s primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis.

Commissions from Loan Closings and Other Fees:

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan are recognized as income pursuant to the loan closing. Lexington Investment Mortgage Company, LLC also earns revenue from processing loans, including loan processing fees and reimbursement of certain direct costs incurred to process loans. Such other fees include appraisal and credit report fees.

Advertising Costs:

Advertising costs are considered operating expenses in the year incurred and total $28,359 for 2006.

Income Taxes:

Lexington Investment Company, Inc. is taxed as a corporation.

Lexington Investment Mortgage Company, LLC was formed as a limited liability company and operates in a manner to be consistent with treatment as a partnership for income tax purposes. Lexington Investment Mortgage Company, LLC does not pay federal income taxes on its taxable income. Instead, the Members are liable for federal income taxes on their respective shares of company earnings or losses. Effective January 1, 2005, the State of Kentucky began imposing an income tax at the company level and a provision has been made on the accompanying consolidated financial statements for that tax.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at two financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation (FDIC) insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts.

NOTE 2 - CONCENTRATION OF CREDIT RISK (CONTINUED)

At December 31, 2006, Lexington Investment Company, Inc.'s uninsured cash and money market balances total approximately $157,000. At December 31, 2006, Lexington Investment Mortgage Company, LLC's cash balance is completely FDIC insured.

NOTE 3 - RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under advances to and notes from various employees. As of December 31, 2006, receivables from non-customers consist of the following:

Interest bearing employee advance (A)	$	16,398
Interest bearing employee advance (A)		7,902
Non-interest bearing employee advance (B)		1,902
Total receivables from non-customers	$	26,202

(A) Per the respective employment agreements and related promissory notes, the above two employee advances of $16,398 and $7,902, respectively, are forgiven over a 48-month period ending in March 2008. These advances, together with interest accrued thereon at 6.00%, are payable on demand only in the event the employees' employment with Lexington Investment Company, Inc. terminates voluntarily or for cause (as defined within the promissory notes). These advances are secured by an interest and lien on all monies now or hereafter owed to the employees by Lexington Investment Company, Inc., including but not limited to compensation and any amounts or securities held on deposit by Lexington Investment Company, Inc.

(B) Per the respective employment agreement, the above employee advance of $1,902 is a result of four $1,000 draws for four consecutive pay periods during 2005. One-hundred percent (100%) of the employee's commissions from loan closings were to be applied to the outstanding balance up until October 15, 2005. After October 15, 2005, twenty percent (20%) of the employee's commissions were to be applied to the outstanding balance. During 2006, two payments were made totaling $1,558, as a result of the employee earning commissions. In June 2006, the employee resigned from Lexington Investment Mortgage Company, LLC. Management believes that the former employee will make good faith attempts to pay back the remaining outstanding balance.

As of December 31, 2006, the unpaid principal amounts under these non-customer receivables are payable as follows:

Year Ending December 31		
2007	$	20,652
2008		5,550
	$	26,202

NOTE 4 - FURNITURE AND EQUIPMENT, NET

As of December 31, 2006, net furniture and equipment consists of the following:

Furniture	$	14,768
Equipment		75,608
Total furniture and equipment		90,376
Less accumulated depreciation		62,265
Furniture and equipment, net	$	28,111

NOTE 5 - INCOME TAXES

Income tax expense for 2006 consists of the following:

Current expense:		
Federal	$	41,989
State and local		12,929
Total income tax expense	$	54,918

The deferred tax asset as of December 31, 2006 consists of the following:

Federal	$	3,500
State and local		1,500
Total deferred tax asset	$	5,000

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. These temporary differences relate primarily to the unrealized losses on securities owned recognized for financial accounting purposes.

NOTE 6 - LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space operating lease under a five-year lease agreement which was to expire in April 2004, unless otherwise extended. The lease was extended for an additional five years beginning in April 2004 and continuing until April 2009 (the renewal). Rental expense under the renewal is $7,395 per month.

In 2005, Lexington Investment Mortgage Company, LLC entered into an office space operating lease under a one-year agreement which ended in June 2006. The lease was then renewed for an additional three-year term through June 2009. Rental expense under this lease agreement is $1,970 per month.

NOTE 6 - LEASE COMMITMENTS (CONTINUED)

As of December 31, 2006, the total future minimum lease payments under the two leases are as follows:

Year Ending December 31	
2007	$ 112,380
2008	112,380
2009	41,400
	$ 266,160

Rental (occupancy) expense under the office space operating leases totals $112,380 for the year ended December 31, 2006.

NOTE 7 - RETIREMENT BENEFITS

Lexington Investment Company, Inc. has adopted a 401(k) profit sharing plan (Plan), whereby, for each plan year, Lexington Investment Company, Inc. will contribute to the Plan an amount determined at its discretion. For the year ended December 31, 2006, the Board of Directors of Lexington Investment Company, Inc. approved a contribution to the Plan totaling $50,000.

Eligibility to participate in the Plan begins after the completion of one year of service and the attainment of age 21. Employees can annually elect to have Lexington Investment Company, Inc. contribute a portion of their compensation to the Plan.

NOTE 8 - REPURCHASE OF COMMON SHARES

In December 2005, an officer owning 50 shares of Lexington Investment Company, Inc. common stock resigned. In February 2006, the Board of Directors of Lexington Investment Company, Inc. agreed, though not required under the amended stock repurchase agreement (see Note 10), to redeem all 50 of the outstanding shares held by the officer based on the total audited stockholders' equity of Lexington Investment Company, Inc. at December 31, 2005. The common shares were repurchased for $25,435. In 1994, the 50 shares were issued to the officer for $13,250.

NOTE 9 - STOCK OPTION AGREEMENTS

During 2004, the Board of Directors of Lexington Investment Company, Inc. granted two employees the right to purchase common stock under option agreements (the agreements). Under the agreements, the maximum number of shares each employee may purchase shall not exceed 7.5% of the total number of authorized shares, a maximum of 75 shares per employee as of December 31, 2006. The option price will be determined annually as of December 31, each year the option is in effect, and will be determined as total shareholders' equity divided by the total number of shares outstanding prior to the exercise. The options will expire March 31, 2007, so long as the optionee provides services to Lexington Investment Company, Inc. continuously from the grant date. The options may be exercised in total, or in part, on or before March 31, 2007. Should any third party make an offer to purchase more than fifty percent (50%) of Lexington Investment Company, Inc.'s common stock, written notice of such offer will be presented, and prior to the consummation of any sale to said third party, any and all outstanding options may be exercised.

As of December 31, 2006, neither of the two employees has exercised any of their rights to purchase shares of common stock. Accordingly, as of December 31, 2006, a total of 150 shares remain exercisable under these agreements.

NOTE 10 - STOCK REPURCHASE AGREEMENT

Lexington Investment Company, Inc. has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc. has the right and option, not the obligation, to repurchase from a stockholder his/her outstanding shares in the event of the death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc. chooses to exercise its option to repurchase from a stockholder his/her outstanding shares, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington Investment Company, Inc. as of the end of the fiscal year immediately preceding the date of the redemption event, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

NOTE 11 - CONTINGENCIES

In 2006, Lexington Investment Company, Inc. was notified by the Internal Revenue Service (IRS) that its 401(k) profit sharing plan (Plan) had been chosen for examination. During 2003, two employees were granted hardship withdrawals in the aggregate amount of $74,000. The IRS contends that the withdrawals did not comply with the "deemed hardship" rules of Reg. 1.401(k)-1(d)(3)(iii)(B).

Plan participants may make hardship withdrawals if they have an immediate and heavy financial need and other resources are not available to meet the need. Such needs include medical expenses, burial or funeral expenses, costs related to the purchase of a principal residence (excluding mortgage payments), payments needed to prevent eviction from a principal residence or to prevent a mortgage foreclosure, repairs to a principal residence, and/or college tuition. Only the employee's elective deferrals may be withdrawn, not Plan earnings. Also, the participant may not make an elective deferral or any other voluntary contribution to the Plan or any other retirement plans of the sponsor during the six months following the withdrawal.

NOTE 11 - CONTINGENCIES (CONTINUED)

If the IRS ultimately determines that the withdrawals do not qualify under the "deemed hardship" rules, Lexington Investment Company, Inc. will be obligated to refund the Plan for the amount of the distributions, plus any lost earnings of the Plan as a result of the distributions, in the event that neither one of the employees are immediately able to do so. It would be up to management to make arrangements with the employees to repay Lexington Investment Company, Inc.

Currently, management is in the process of providing the IRS with documentation to substantiate the claim that either all or part of the $74,000 of withdrawals should qualify under the "deemed hardship" rules. Management intends to vigorously contest the IRS's position that the distributions made to the employees did not qualify under the "deemed hardship" rules. Should the IRS make a final determination against Lexington Investment Company, Inc., management intends to appropriately refund the Plan and have the employees sign promissory notes for the amounts of the non-qualifying distributions plus lost earnings (if any).

The IRS has not yet made its final determination regarding these two hardship withdrawals. Accordingly, an exact determination of the amount of non-qualifying distributions (if any) can not be made at this time. However, management believes the IRS will more likely than not make a final determination against Lexington Investment Company, Inc., requiring at least some portion of the distributions to be refunded to the Plan plus lost earnings. Accordingly, the accompanying statement of financial condition reflects an other liability in the amount of $80,000 to provide for this contingency. Other receivables consist primarily of the $80,000 due to Lexington Investment Company, Inc. from the employees should it have to refund the Plan.

In September 2006, Lexington Investment Company, Inc. was named as a third-party to a complaint alleging that the administrators of an estate mismanaged estate assets. Lexington Investment Company, Inc. had no role as an actual administrator or as a trustee of the estate. Management has obtained legal representation and intends to vigorously defend and deny any liability to the plaintiff. Discovery has not yet commenced. The determination of the likelihood of an unfavorable outcome being probable or remote can not be made at this time. Therefore, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 12 - NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, Lexington Investment Company, Inc.'s net capital totals $127,610, which is $27,610 above its required net capital of $100,000. The net capital ratio at December 31, 2006 is 3.07 to 1.

NOTE 12 - NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s (LIC) consolidated subsidiary, Lexington Investment Mortgage Company, LLC (LIMC), as of December 31, 2006:

Total assets	$ 65,587
Total liabilities	$ 2,933
Members' equity	$ 62,654

LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC has to maintain a minimum adjusted net worth, as well as a minimum amount of liquid assets (cash, cash equivalents, or marketable securities) as a percentage of its adjusted net worth. Therefore, the assets of the subsidiary are not readily available for the protection of LIC's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1. Accordingly, the accounts of LIMC have not been included in the computation of LIC's net capital as of December 31, 2006.

NOTE 13 - ADJUSTED NET WORTH AND LIQUID ASSETS REQUIREMENTS

As indicated in Note 12, LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC must maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. At December 31, 2006, LIMC has an adjusted net worth of $62,654.

Additionally, LIMC is required to maintain liquid assets (cash, cash equivalents, or marketable securities) of at least twenty percent (20%) of its adjusted net worth up to a maximum amount of $100,000. As of December 31, 2006, LIMC's liquid assets (cash and cash equivalents) represent eighty-four percent (84%) of its adjusted net worth.



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2006 and for the year then ended, and have issued our report thereon dated February 12, 2007, which appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating statement of financial condition and statement of income and the information contained in Schedules I and II are presented for purposes of additional analysis and are not required parts of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedule II is supplementary information required by the Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1. The consolidating statements of financial condition and income and the information contained in Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 12, 2007

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Cash and cash equivalents	$ 192,221	$ 52,410	$ 244,631	$	$ 244,631
Deposits with clearing organization and others	129,023		129,023		129,023
Receivable from clearing organization	183,904		183,904		183,904
Receivables from non-customers	24,300	1,902	26,202		26,202
Other receivables	80,000	2,800	82,800		82,800
Securities owned	18,781		18,781		18,781
Prepaid expenses	41,010		41,010		41,010
Furniture and equipment, net	19,636	8,475	28,111		28,111
Investment in subsidiary	59,750		59,750	(59,750)	0
Deferred tax asset	5,000		5,000		5,000
Total assets	$ 753,625	$ 65,587	$ 819,212	$ (59,750)	$ 759,462

LIABILITIES AND STOCKHOLDERS' EQUITY

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Liabilities:					
Payables and accrued expenses	$ 88,209	$ 2,910	$ 91,119	$	$ 91,119
Commissions payable	161,888		161,888		161,888
Payable to clearing organization	18,781		18,781		18,781
Income taxes payable	43,510	23	43,533		43,533
Other liability	80,000		80,000		80,000
Total liabilities	392,388	2,933	395,321	0	395,321
Minority interest in consolidated subsidiary				2,904	2,904
Stockholders' equity:					
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding	180,000		180,000		180,000
Paid-in capital		44,099	44,099	(44,099)	0
Retained earnings	181,237	18,555	199,792	(18,555)	181,237
Total stockholders' equity	361,237	62,654	423,891	(62,654)	361,237
Total liabilities and stockholders' equity	$ 753,625	$ 65,587	$ 819,212	$ (59,750)	$ 759,462

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2006

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Revenues:					
Commissions	$ 2,324,318	$	$ 2,324,318	$	$ 2,324,318
Net dealer inventory and investment gains	367,308		367,308		367,308
Commissions from loan closings and other fees		237,852	237,852		237,852
Interest and dividends	65,956		65,956		65,956
Total revenues	2,757,582	237,852	2,995,434	0	2,995,434
Operating expenses:					
Employee compensation and benefits	999,754	159,193	1,158,947		1,158,947
Officer compensation and benefits	864,751		864,751		864,751
Broker clearing charges	316,903		316,903		316,903
Communications and data processing	116,962	2,624	119,586		119,586
Occupancy	88,740	23,640	112,380		112,380
Retirement benefits expense	50,000		50,000		50,000
Other operating expenses	184,895	56,929	241,824		241,824
Total operating expenses	2,622,005	242,386	2,864,391	0	2,864,391
Income (loss) from operations	135,577	(4,534)	131,043	0	131,043
Other income (loss):					
Equity in earnings of subsidiary	(4,486)		(4,486)	4,486	0
Income (loss) before income taxes	131,091	(4,534)	126,557	4,486	131,043
Income tax expense	(54,468)	(450)	(54,918)		(54,918)
Income (loss) before minority interest	76,623	(4,984)	71,639	4,486	76,125
Minority interest in subsidiary's net loss				498	498
Net income (loss)	$ 76,623	$ (4,984)	$ 71,639	$ 4,984	$ 76,623

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL		
Total consolidated stockholders' equity	$	361,237
Deduct stockholders' equity not allowable for net capital		59,750
Total stockholders' equity qualified for net capital		301,487
Deductions and/or charges:		
Non-allowable assets -		
Cash on deposit at CRD		1,114
Receivables from non-customers		24,300
Other receivables		80,000
Prepaid expenses		41,010
Furniture and equipment, net		19,636
Deferred tax asset		5,000
Total non-allowable assets		171,060
Net capital before haircuts on securities positions		130,427
Haircuts on securities positions		2,817
Net capital	$	127,610
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Payables and accrued expenses	$	88,209
Commissions payable		161,888
Payable to clearing organization		18,781
Income taxes payable		43,510
Other liability		80,000
Total aggregate indebtedness	$	392,388
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	26,159
Minimum net capital requirement	$	100,000
Excess net capital	$	27,610
Ratio: aggregate indebtedness to net capital		3.07 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited and unconsolidated) FOCUS report	$	187,234
Adjustments to decrease net capital:		
Audit adjustments to adjust payables and accrued expenses for unrecorded liabilities		(11,470)
Audit adjustment to adjust income tax expense to actual for current year federal, state, and local income taxes		(48,154)
Net capital per above	$	127,610

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE II - COMPUTATION OF ADJUSTED NET WORTH AS REQUIRED BY THE UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT MORTGAGEE APPROVAL HANDBOOK 4060.1
December 31, 2006

Net worth required	$	63,000
Equity per the consolidating statement of financial condition	$	62,654
Less: unacceptable assets		0
Adjusted net worth	$	62,654
Adjusted net worth below the amount required	$	346


MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Lexington Investment Company, Inc. for the year ended December 31, 2006 and the supplemental information contained in Schedule I, we considered Lexington Investment Company, Inc.'s internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lexington Investment Company, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Lexington Investment Company, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Lexington Investment Company, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lexington Investment Company, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lexington Investment Company, Inc.'s practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 12, 2007


MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH *GOVERNMENT AUDITING STANDARDS*

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2006, and have issued our report thereon dated February 12, 2007. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. In addition, the audit of Lexington Investment Mortgage Company, LLC was conducted in accordance with the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States.

Internal Control Over Financial Reporting

In planning and performing our audit, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

An independent member of Moore Stephens North America, Inc.- members in principal cities throughout the world

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 p • 859.253.1384 f • www.mspotter.com
Offices in Lexington and Louisville

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

Compliance and Other Matters

As part of obtaining reasonable assurance about whether Lexington Investment Mortgage Company, LLC's financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit and, accordingly, we do not express such an opinion. The results of our tests disclosed one instance of noncompliance that is required to be reported under *Government Auditing Standards,* which is described in the accompanying schedule of findings and responses.

Lexington Investment Mortgage Company, LLC's response to the finding identified in our audit is described in the accompanying schedule of findings and responses. We did not audit the response and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of management, the Board of Directors, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 12, 2007


MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2006, and have issued our report thereon dated February 12, 2007. We have also audited Lexington Investment Mortgage Company, LLC's compliance with requirements applicable to HUD-assisted programs and have issued our reports thereon dated February 12, 2007.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States and the Consolidated Audit Guide for Audits of HUD Programs (the Guide), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and about whether Lexington Investment Mortgage Company, LLC complied with laws and regulations, noncompliance with which would be material to a HUD-assisted program.

The management of Lexington Investment Mortgage Company, LLC is responsible for establishing and maintaining effective internal control. In planning and performing our audit of the financial statements, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting and its internal control over compliance with requirements that could have a direct and material effect on a HUD-assisted program in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and on compliance and not to provide assurance on the internal control over financial reporting and the internal control over compliance. A material weakness is a condition in which the design or operation of one or more of the internal control structure components does not reduce to a relatively low level the risk that misstatements that would be material in relation to the financial statements being audited or that noncompliance with applicable requirements of laws and regulations that would be material in relation to a HUD-assisted program may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control over compliance and its operation that we consider to be material weaknesses as defined above.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP

MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 12, 2007


MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH SPECIFIC REQUIREMENTS APPLICABLE TO NON-MAJOR HUD PROGRAM TRANSACTIONS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2006, and have issued our report thereon dated February 12, 2007.

In connection with that audit and with our consideration of Lexington Investment Mortgage Company, LLC's internal control used to administer HUD programs, as required by the Consolidated Audit Guide for Audits of HUD Programs (the Guide) issued by the U.S. Department of Housing and Urban Development, we selected certain transactions applicable to certain non-major HUD-assisted programs for the year ended December 31, 2006.

As required by the Guide, we performed auditing procedures to test compliance with the requirements governing mortgagee approval requirements and quality control plan that are applicable to those transactions. Our procedures were substantially less in scope than an audit, the objective of which is the expression of an opinion on Lexington Investment Mortgage Company, LLC's compliance with these requirements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under the Guide.

This report is intended solely for the information and use of management, the Board of Directors, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 12, 2007

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE OF FINDINGS AND RESPONSES
December 31, 2006

Condition and Criteria:

As a Department of Housing and Urban Development approved loan correspondent mortgagee, Lexington Investment Mortgage Company, LLC is required to maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. During our procedures, we noted that Lexington Investment Mortgage Company's net worth at month end for four of the twelve months (including as of December 31, 2006) in 2006 was below the required $63,000 amount. As of December 31, 2006, the adjusted net worth was $346 below the required $63,000 amount.

Effect:

Lexington Investment Mortgage Company, LLC is not in compliance with the requirement to maintain an adjusted net worth of at least $63,000 at all times throughout the year.

Auditor's Recommendation:

Lexington Investment Mortgage Company, LLC should take the necessary steps to increase its adjusted net worth to comply with the $63,000 limit. This requirement should be monitored closely during the year to ensure that it is in compliance with the requirement at all times throughout the year.

Management's Response:

Management will more closely monitor the adjusted net worth of Lexington Investment Mortgage Company, LLC during the year to ensure that it is in compliance with the requirement at all times throughout the year.

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE OF PRIOR AUDIT FINDINGS AND THEIR RESOLUTION
December 31, 2006

Condition and Criteria:

As a Department of Housing and Urban Development approved loan correspondent mortgagee, Lexington Investment Mortgage Company, LLC is required to maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. As of December 31, 2005, the adjusted net worth was $30,361 below the required $63,000 amount.

Effect:

Lexington Investment Mortgage Company, LLC is not in compliance with the requirement to maintain an adjusted net worth of at least $63,000 at all times throughout the year.

Auditor's Recommendation:

Lexington Investment Mortgage Company, LLC should take the necessary steps to increase its adjusted net worth to comply with the $63,000 limit. This requirement should be monitored closely during the year to ensure that it is in compliance with the requirement at all times throughout the year.

Current Status:

Management simply misunderstood the requirement. Management was not aware that the adjusted net worth requirement was a continuing requirement beyond the process to become approved as Department of Housing and Urban Development loan correspondent mortgagee.

Management immediately took the necessary steps to increase the subsequent to December 31, 2005 adjusted net worth to comply with the $63,000 limit. See the accompanying schedule of findings and responses.


END